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[LETTERHEAD OF AGRIUM INC. APPEARS HERE]                                  95.023
                                                                 October 3, 1995

                                                                        CONTACT:
NEWS                                                                    --------
                                                                    DICK NICHOLS
                                                            Phone (403) 258-5746

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                     AGRIUM COMPLETES NU-WEST TENDER OFFER

CALGARY, Alberta--Agrium Inc. (TSE:AGU, Nasdaq: AGMIF) announced today that its indirect wholly owned subsidiary, Agrium Acquisition Corporation, had completed its cash tender offer for common shares of Nu-West Industries Inc. (Nasdaq:
FERT) at a price of U.S.$10.50 per share.

Agrium stated that, based upon a preliminary count at 4:00 p.m. New York time Monday, October 2, 1995, a total of 8,873,231 shares (including 1,873,432 shares subject to guarantees of delivery) had been tendered pursuant to the offer, which expired at midnight New York time on Monday, October 2, 1995. In accordance with the terms of its tender offer, Agrium will purchase all shares tendered.

After purchasing the shares, Agrium will hold approximately 95.8 percent of Nu-West's outstanding common stock.

As announced August 9, 1995, Agrium and Nu-West signed a definitive agreement providing for the merger of the two companies in a two-step transaction. Following the satisfaction of certain conditions, Nu-West will merge with Agrium Acquisition Corporation. In the merger, each share of Nu-West common stock will be converted into the right to receive U.S.$10.50 in cash.

Agrium Inc., based in Calgary, Alberta, is one of North America's largest integrated and diversified fertilizer companies. Nu-West is a producer and marketer of phosphate fertilizer products.

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